SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

INVESTOR DAY

ambev 2022

São Paulo, Brazil | Broadcast & Present Event | April 12th & 13th

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day 2022 event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein. Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Pablo Firpo

NON-ALCOHOLIC BEVERAGES VICE PRESIDENT OFFICER

20 years in Ambev

Mr. Firpo is the Non-Alcoholic Beverages Vice President Officer of Ambev. Since 2002, when he joined the Company as a trainee, he held various positions at the Company and ABI in marketing organization, including Marketing Manager at Quilmes, a Company's subsidiary in Argentina, Marketing Head in Chile, Marketing Officer for Core Brands at the Company's Latin America South zone and Global Communications Officer for Budweiser. In 2017 he became the Non-Alcoholic Beverages Vice President Officer at the Company's Rio de la Plata business unit and held such position until the beginning of 2020. Mr. Firpo has a bachelor's degree in economics from Universidad del CEMA, in Argentina

AGENDA



1 Overview **BU NAB**

2 Fixing the basics **(2018-2020)**

3 Unlocking **growth**

OVERVIEW | BU NAB BRASIL

Owned brands

Carbonated Soft drinks

Guaraná Antarctica · Sukita · baré · Soda Limonada



Water

ambev ama



Juice/Coconut Water

do bem



Tonic Water & Mixers



Energy



Functional

for/me



Bottler and distribution

Carbonated Soft drinks

pepsi · H2OH!



RTD Tea

Lipton



Isotonic

Gatorade



Distribution

Energy

Red Bull



GUARANA CSD	COLA CSD	OTHER FLAVORS CSD	FLAVORED WATER	TONIC WATER	SPORTS DRINK	ENERGY	RTD Tea
1ª BRAND	2ª BRAND	2ª BRAND	1ª BRAND	1ª BRAND	1ª BRAND	1ª BRAND	2ª BRAND



Guaraná
pepsi
Sukita
Soda
H2OH!
Tônica
ANTARCTICA
GATORADE
Red Bull
Lipton

Source: Nielsen 2021

OVERVIEW | BU NAB BRASIL


Volume (M HL)
CAGR
-6.2%
CAGR
+6.4%
29.0
27.3
26.1
23.9
26.5
26.5
28.7
2015
2016
2017
2018
2019
2020
2021


Net Revenue (R$ M)
CAGR
-0.7%
CAGR
+11.7%
3,700
3,609
3,658
3,624
4,225
4,165
5,049
2015
2016
2017
2018
2019
2020
2021

Source: Internal Data

AGENDA



1 Overview BU NAB

2 Fixing the basics **(2018-2020)**

3 Unlocking growth

FIXING THE BASICS | 2018 - 2020

Three key components explain the turnaround in the business' performance: Stabilizing our biggest brand, a very assertive affordability strategy and a Strong alignment with our comercial partners.



Volume (M HL)
29.023
27.295
26.126
23.859
26.544
26.521
28.696
Guaraná
Affordability
Partnerships
Others
2015
2016
2017
2018
2019
2020
2021
CAGR
15-18
18-21
Guaraná
Affordability
Partnerships
Others

ESTABILIZING GUARANÁ | CONNECTING AGAIN WITH CONSUMERS

Commercial and marketing aligned in a 360º plan focused to develop a consistent story, digital presence and SKUs for different occasions

	FROM		TO	
Positioning	**Inconsistent message**		**Consistent positioning & message**	 É COISA NOSSA
Content & entertainment	**Ads**		**Entretainement & digital community**	 Especial 100 anos Guaraná 4:02:00
Media mix	**Offline media**	 **30% Digital 70% offline**	**Digital media**	 **80% Digital** 20% offline
Smart Portfolio	**Simplified portfolio**		**Occasion focused portfolio**	**+8 SKUs** 

Source: Internal Data

ESTABILIZING GUARANÁ | BECOMING BEST IN CLASS

Commercial and marketing aligned in a 360º plan focused to develop a consistent story, digital presence and SKUs for different occasion

2021 Brand Results


ORIGINAL DO BRASIL
Guaraná
ANTARCTICA
350ml
REFRIGERANTE DE GUARANÁ
CONTÉM AROMATIZANTE

BRAND EQUITY GROWTH



BIGGEST AMBEV & ABI CHANNELS


Coisa Nossa
COISA NOSSA
Coisa Nossa
INSCREVER-SE
ouve

439M
ORGANIC IMPRESSIONS



BRAZILIAN MOST AWARDED BRAND IN CANNES


SEM AÇÚCARES
Guaraná
ANTARCTICA

Source: Internal Data, Kantar Brand Guidance and Cannes Lions Awards 2021

AFFORDABILITY STRATEGY | AFFORDABLE PORTFOLIO

Affordability trend in CSD Market has significantly increased over the last years.
Flavour and Packs were key to close the GAP in that segment.

CSDs Industry

Weight of affordable segment in CSDs


42%
48%
51%
2015
2018
2021

NAB Affordability Pillars



Sukita became **leader** of affordable segment



Pack Strategy:
*Investment to **innovate** and become more **competitive** in our **core** brands*


pepsi

Smart choice brand in the Cola Segment

Source: LCA segmentation and Nielsen

STRONG PARTNERSHIPS
Mature alignment

Improved relationship from negotiation mode to co-joint plans leading to expansion and innovation

2018

1. **PepsiCo** Renewal of contract
2. **Red Bull** Start contract negotiation

2019

3. **Red Bull** Beginning of Contract

2020

4. **PepsiCo** Brasil becomes growth market for Pepsico
5. **Red Bull** Flavor Expansion

2021

Source: Internal Data

AGENDA



1 Overview **BU NAB**

2 Fixing the basics **(2018-2020)**

3 Unlocking **growth**

UNLOCKING GROWTH | REASONS TO BELIEVE

1

Portfolio in carbonated soft drinks: Our brand equity is 1.8 times our Market Share. That give us room to grow through distribution and pack strategy

2

Favorable trends: Competitive portfolio position in higher growth categories

3

Premium Porfolio: Investment focused on high profitable categories

4

Innovation: Innovation as a platform pillar enabled us to improve our innovation time-to-market

5

Digitalization: BEES opened up a world of opportunities unlocking distribution and improving NAB capillarity significantly

Source: Internal Data, Nielsen and Kantar Brand Guidance

FAVORABLE TRENDS | CATEGORIES MIX

Ambev is better positioned to antecipate trends and deliver best service to our clients

CATEGORY	CAGR[1] (21-26)	STRATEGIC POSITION	GROSS PROFIT INDEX
NAB TT	1.2%	-	100
CSD	0.8%	2º	118
Regular	0.3%	*2º*	114
No sugar added	**7.1%**	**1.6x** *TT CSD share*	**169**
Tônica	**10.3%**	*1º*	**328**
Energy drink	**8.8%**	*1º*	**298**
Sports Drink	**4.4%**	*1º*	**284**
RTD Tea	2.4%	2º	197
Water	2.4%	Low	66
Powder Juice	2.4%	-	44

Source: Internal Data and LCA projection

NON SUGAR | INDUSTRY GROWTH

Non sugar segment is a very interesting pocket of growth within CSDs and Ambev is very well positioned in that segment

Sugar has been a growing concern among CSD consumers

Non sugar weight in CSD market[1]



9%
7%
5%
CAGR 21-26 volume
Non sugar CSD: 7.1%
Estimative
2015
2021
2026

Ambev CSD Non Sugar Mix



12%
9%
2015
2021

Ambev CSD Market share



1.6x
CSD TT
CSD Non Sugar



Citrus
ANTARCTICA
Soda
Limonada
H2OH!
Guaraná
ANTARCTICA
350ml

Source: Internal Data, Nielsen and LCA projections

NON SUGAR | PEPSI BLACK CASE



pepsi
BLACK

November 2020 Pepsi Black was launched replacing Pepsi Zero

- Winning liquid in blind test
- Premium packaging
- Product proposition and tone of voice more connected with Pepsi as challenger brand

Promising Results

% Mix
Pepsi Black Mix within Pepsi Brand

Market share
Within non sugar

Distribution
'000 POCs.
Monthly average



Pepsi Zero
Pepsi Black
1.9x
FY'19
FY'20
FY'21
Q4'21
4.7x
FY'19
FY'20
FY'21
Q4'21
4.6x
FY'19
FY'20
FY'21
Q4'21

Source: Internal Data and Nielsen

NON SUGAR | PEPSI BLACK DOUBLE DOWN

High investment and 360to break the ordinary and go beyond the status quo

Global Assets


TOMA ESSA
pepsi
BLACK


SABOR INTENSO SEM AÇÚCARES
pepsi
BLACK

Execution


TOMA ESSA

Digital


ifood
Rappi
PROMOÇÃO
TOMA ESSA
CHAMPS
NA FINAL DA UEFA
CHAMPIONS LEAGUE
TOMA ESSA
70%

National Clients & Bees


BURGER KING
TOMA ESSA
DO SEU JEITO
TOMA ESSA

Source: Internal Data

PREMIUM PORTFÓLIO

Tônica: Surfing Market Trends

CAGR 21-26
10.3%

Market Position
1º

CONTEXT

Bitter is better:
Brazilians taste is getting more mature to bitter flavors

GIN IN FULL GROWTH
22% YOY

Tonica Antarctica **leader for 108 years in Brazil!**

GROWTH PILLARS


Uma co-criação com Taís Araujo

"Pre-party" occasion



Mixology and bars



Flavors innovation


O AMARGO TRANSFORMA
DESDE 1914
Tônica
ANTARCTICA
ÁGUA TÔNICA DE QUININO
NOVA RECEITA
269 ml

Source: Internal Data, Nielsen and LCA projections

PREMIUM PORTFÓLIO

CAGR 21-26
8.8%

Market Position
1º

Premium brand
and global leader

Distribution is
82% vs. Guaraná can

Energy for
Sports | Adrenaline



Red Bull



Red Bull
ENERGY DRINK
250 mL
ENERGY DRINK
FUSION
Foco muda o jogo
FREE FIRE

1 MENTAL ENERGY AND FOCUS FOR THE YOUTH

2 NEW PARTNERSHIP WITH FREE FIRE

3 2021: VOLUME 30% HIGHER THAN 2020

FREE FIRE

Source: Internal Data, Nielsen and LCA projections

PREMIUM PORTFÓLIO

Sport Drink: Unlock per Capita

CAGR 21-26
4.4%

Market Position
1º

OPPORTUNITIES

Brazil has lowest penetration and per capita of sports drinks in Latin America

	Penetration	Per Capita
Argentina	40%	2.0
Brazil	16%	0.6

EXPANSION

Grow category with strong portfolio



GATORADE
LEVE MAIS
PAGUE MENOS
GATORLYTE

ATTRACT → INCREASE PER CAPITA → BOOST PERFORMANCE



GATORADE
350ml MORANGO-MARACUJA

Source: Global Data,Kantar, Nielsen and LCA projections

THIRST TO LEAD THE FUTURE | PORTFOLIO REFORMULATION

New products and packs to deliver best convenience to our customers and to be present in new occasions.

Renovation & Portfolio extension


pepsi

New Pepsi Black

Renovation and expansion of Tônica family


Tônica



Sukita: new flavors

Revenue Management Occasion



Multipacks: More for less

Tônica to share



P200 non sugar

Energy that lasts longer: Fusion 500ml


FUSION

Health & Wellness


Natu

CSD 100% natural

Affordable juice


Sukita


for/me

Healthy and functional shots

Pilots with ZX Ventures

Source: Internal Data

NAB SUSTAINABILITY | PLASTIC AGENDA

Sustainability goes beoynd social and environmental impact. Our purpose also helps to build brand equity.

NAB Brazil recycled PET evolution



10%
22%
45%
75%
2015
2021
2022 BU
2025 BU

APRIL 2022

First CSD Brand in Ambev Markets to reach 100% of PETs recycled

Guaraná
ANTARCTICA



GARRAFA
PET
100%
RECICLADA

1: Source – Internal data

Source: Internal Data

DIGITALIZAÇÃO | BEES

All NAB categories maximizing with Bees, growing buyers and improving distribution

Distribution ('000 POCs, monthly average)

(last trimester of each year to reduce covid-19 impact)

NAB Total



22%
Q4'19
Q4'20
Q4'21

Guaraná Antarctica | pepsi



14%
Q4'19
Q4'20
Q4'21

Non sugar



24%
Q4'19
Q4'20
Q4'21

GATORADE



38%
Q4'19
Q4'20
Q4'21

H2OH!



30%
Q4'19
Q4'20
Q4'21

1: Source – Internal data and Nielsen

Portfolio penetration at POCs

(SKU/POC)



19%
Q4'19
Q4'20
Q4'21

Source: Internal Data

UNLOCKING GROWTH | REASONS TO BELIEVE

1

Portfolio in carbonated soft drinks: Our brand equity is 1.8 times our Market Share. That give us room to grow through distribution and pack strategy

2

Favorable trends: Competitive portfolio position in higher growth categories

3

Premium Portfolio: Investment focused on high profitable categories

4

Innovation: Innovation as a platform pillar enabled us to improve our innovation time-to-market

5

Digitalization: BEES opened up a world of opportunities unlocking distribution and improving NAB capillarity significantly

Source: Internal Data, Nielsen and Kantar Brand Guidance

NABev

INVESTOR DAY

ambev 2022

São Paulo, Brazil | Broadcast & Present Event | April 12th & 13th